

SEC

17008619

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-31049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Home Financial Services Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 S. Market Street
_____
(No. and Street)

Knoxville	TN	37902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pennye Wilkerson
_____
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coulter & Justus, P.C.
_____
(Name – if individual, state last, first, middle name)

9717 Cogdill Road, Ste 201	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, Pennye Wilkerson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Home Financial Services, Inc. _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Punye Wilkerson
Signature

Assistant Vice President and Secretary
Title

Kimberly D. Shelton
Notary Public

Commission Expires: March 3, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

 COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Home Financial Services, Inc., as of December 31, 2016, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. Home Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Financial Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The supplemental information included in Schedules I, II, III, and IV have been subjected to audit procedures performed in conjunction with the audit of Home Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Home Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 24, 2017

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	1,325,638
Cash Segregated Under Federal and Other Regulations		293,970
Marketable Securities Owned, at Fair Value		6,660,181
Investment Securities Held to Maturity, at Amortized Cost		1,345,000
Accrued Interest Receivable		28,411
TOTAL ASSETS	$	9,653,200

LIABILITIES AND EQUITY

LIABILITIES

Payable to Parent Company	$	192,230
Total Liabilities		192,230

SHAREHOLDER'S EQUITY

Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares	200,000
Additional Paid-in Capital	800,000
Retained Earnings	8,460,970
Total Shareholder's Equity	9,460,970

TOTAL LIABILITIES AND EQUITY	$	9,653,200

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2016

REVENUE

Commissions and Investment Gains and Losses	$	960,988
Interest		82,955
Total Revenue		1,043,943

EXPENSES

Employee Compensation and Benefits	362,456
Communication and Data Processing	66,111
Occupancy and Equipment	35,825
Other Operating Costs	68,430
Total Expenses	532,822

INCOME BEFORE INCOME TAXES		511,121
INCOME TAXES		(192,230)
NET INCOME	$	318,891

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, JANUARY 1, 2016	$ 200,000	$ 800,000	$ 8,142,079	$ 9,142,079
Net Income	0	0	318,891	318,891
BALANCES, DECEMBER 31, 2016	$ 200,000	$ 800,000	$ 8,460,970	$ 9,460,970

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2016

BALANCE AT BEGINNING OF YEAR	$	0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED		
TO CLAIMS OF GENERAL CREDITORS		0
BALANCE AT END OF YEAR	$	0

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 318,891
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:	
(Increase) Decrease in Cash Segregated Under Federal and Other Regulations	(1,027)
(Increase) Decrease in Marketable Securities Owned	(3,595,962)
(Increase) Decrease in Net Receivable from Unsettled Regular Way Trades	837,875
(Increase) Decrease in Accrued Interest Receivable	(18,168)
Increase (Decrease) in Payable to Parent Company	(9,270)
Total Adjustments	(2,786,552)
Net Cash Used by Operating Activities	(2,467,661)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of Investment Securities Held to Maturity	(1,345,000)
NET INCREASE (DECREASE) IN CASH	(3,812,661)
CASH, AT BEGINNING OF YEAR	5,138,299
CASH, AT END OF YEAR	$ 1,325,638

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Income Taxes	$ 201,500

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), operates through its one office in Knoxville, Tennessee and is a general investor and broker primarily for Home Federal and its customers. In 2016, the Company earned approximately 47% of its revenue from transactions with Home Federal. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary investment products are U.S. Government and Federal Agency Securities, and Obligations of States and Political Subdivisions. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to estimation are the fair values of securities owned.

Revenue Recognition for Security Transactions - Customers' security transactions are recorded on a settlement date basis, which is not materially different from trade date basis.

Marketable and Investment Securities - Securities owned are classified according to management's intent as marketable trading securities or investment securities held to maturity. Trading securities are recorded at fair value with unrealized gains and losses in value charged to earnings. Realized gains and losses on the sales of trading securities are recognized on a specific identification basis. See Note 13 for more information. Investment securities held to maturity are recorded at amortized cost. Impairment in value of securities held to maturity that is deemed other than temporary is charged to expense.

Income Taxes - The Company files a consolidated federal income tax return with Home Federal. Federal and state income taxes have been provided for at the maximum statutory rate for each taxing authority. As required by GAAP, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Evaluation of Subsequent Events - The Company's management has evaluated subsequent events through February 24, 2017, which is the date the financial statements were available to be issued.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $293,970 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2014-09 *Revenue from Contracts with Customers*, which provides guidance that companies should recognize revenue when the transfer or promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services by applying five defined steps. The new standard is effective for public entities for annual reporting periods beginning after December 15, 2016.

In February 2016, the FASB issued new guidance related to lease accounting. This guidance requires a dual approach for lessee accounting under which a lessee will account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its balance sheet, with differing methodology for income statement recognition. This

guidance is effective for public entities for fiscal years beginning after December 15, 2018, and early adoption is permitted. A modified retrospective approach is required for all leases existing or entered after the beginning of the earliest comparative period in the financial statements.

The Company is currently assessing the impact the adoption of these pronouncements will have on its financial statements.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and marketable securities owned. The Company maintains cash on deposit with Home Federal and one other financial institution. Cash deposits at Home Federal Bank in excess of FDIC limits were approximately $1.1 million as of December 31, 2016. Additionally, marketable securities owned are subject to market fluctuations and could ultimately result in a loss of value.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of the following at December 31, 2016:

U.S. Government and Federal Agency Securities	$	1,168,324
Obligations of States and Political Subdivisions		5,491,857
	$	6,660,181

Unrealized losses of $45,180 are included in net income for marketable securities held at the end of the year.

NOTE 6 – INVESTMENT SECURITIES HELD TO MATURITY

Investment securities held to maturity consist of obligations of a Tennessee municipality with an amortized cost and net carrying amount of $1,345,000 and an estimated market value of $1,282,404. The bonds mature on March 1, 2033. The bonds may be called in whole on or after March 1, 2026 at par. The unrecognized loss of $62,596 relates principally to current interest rates for similar types of securities. In determining whether other than temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition of the issuer, and (3) intent and ability of the Company to hold the securities until maturity. In analyzing the issuer's financial condition, management considers whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. Since the decline in fair value is deemed to be temporary in nature, management has not recorded any permanent write down in the carrying value of the securities.

NOTE 7- SHORT-TERM BANK LOAN - RELATED PARTY

The Company has an unsecured $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2016, the Company had no outstanding balance on the line of credit.

NOTE 8 - LEASE COMMITMENTS - RELATED PARTY AND OTHER

The Company leases its operating facilities on a month-to-month basis from Home Federal. Rental expense under this operating lease was $10,704 for the year ended December 31, 2016. The Company also leases certain equipment from unrelated parties on a month-to-month basis. Rental expense under these operating leases was $24,000 for the year ended December 31, 2016.

NOTE 9 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule

was $6,662,325 as of December 31, 2016, which was $6,412,325 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was 0.03 to 1 as of December 31, 2016.

NOTE 10 - PRINCIPAL TRANSACTION REVENUES

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2016 are as follows:

U.S. Government and Federal Agency Securities	$	380,887
Obligations of States and Political Subdivisions		580,101
	$	960,988

NOTE 11 - INCOME TAXES

The Company files a consolidated federal income tax return with Home Federal, its Parent, in the U.S. federal jurisdiction and a combined state income tax return with the state of Tennessee. Federal and state income taxes are calculated as if the Company filed separate income tax returns. Payable to Parent Company on the statement of financial condition is for income taxes paid for the Company by the Parent. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2013. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2016.

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

		Amount	Percent of Pretax Income
At "Expected" Tax Rate	$	178,892	35.0%
Nontaxable Interest on Municipal Bonds		(10,048)	-2.0%
State Income Tax and Other, Net		23,386	4.6%
	$	192,230	37.6%

NOTE 12- EMPLOYEE BENEFIT PLANS

The Company's employees participate in two retirement plans which are sponsored by Home Federal. The plans are summarized as follows:

Profit Sharing Plan - The Plan complies with the regulations of the Tax Equity and Financial Responsibility Act, Code Section 401(k). Employees may contribute from 3%-50% of their salary to the Plan. The Company may make a matching contribution for those who participate. The Plan also allows for discretionary contributions by the Company as determined annually by the board of directors of Home Federal. The Company's share of the profit sharing plan expense for the year ended December 31, 2016 was $24,574.

Pension Plan - Substantially all employees of the Company are allowed to participate in a noncontributory defined benefit pension plan through its parent company, Home Federal. The Plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service and compensation paid. Plan assets consist primarily of U.S. Government and Federal Agency Securities, Corporate Debt Securities, and Mutual Funds. Home Federal is the plan sponsor and as such, all rights and obligations are the responsibility of Home Federal including funding the plan and all future benefit payments. Home Federal allocates a portion of the Plan's expenses to the Company. The Company's cost-sharing portion of the pension plan expense for the year ended December 31, 2016 was $28,849.

NOTE 13 - FAIR VALUE DISCLOSURES

Marketable securities are recorded at fair value on a recurring basis. Fair value measurement for these securities is based upon quoted prices of like or similar securities, utilizing Level 2 inputs. Level 2 inputs, as defined under GAAP, include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. These measurements are based upon observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other things.

Assets Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets measured at fair value:

		December 31, 2016		
		Fair Value Measurements Using		
	Carrying Amount in the Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury and U.S. Government Agency Securities	$ 1,168,324	$ 0	$ 1,168,324	$ 0
Obligations of States and Political Subdivisions	5,491,857	0	5,491,857	0
Marketable Securities	$ 6,660,181	$ 0	$ 6,660,181	$ 0

NOTE 14 - CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which could have an adverse effect on the Company. Currently, management is not aware of any such conditions.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	9,460,970
DEDUCTION - NON ALLOWABLE ASSETS		(1,048,562)
NET CAPITAL BEFORE HAIRCUTS		8,412,408
HAIRCUTS ON SECURITIES		(1,750,083)
NET CAPITAL		6,662,325

PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	6,412,325

AGGREGATE INDEBTEDNESS LIABILITIES:

Payable to Parent Company	$	192,230
Short-Term Bank Loan		0
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	192,230
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL		2.89%

There is no difference in the above computation of net capital and the Company's computation.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

CREDIT BALANCES

Customers' Securities Failed to Receive	$	0
Customers' Deposits		0

DEBIT BALANCES

Customers' Securities Failed to Deliver		0

RESERVE COMPUTATION

Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0

BALANCE IN SPECIAL RESERVE BANK ACCOUNT   293,970

REQUIRED DEPOSIT (SEE SCHEDULE I) $ 0

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

As of December 31, 2016

1.

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. $ _____ 0

A.   Number of items $ _____ 0

2.

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ _____ 0

A.   Number of items $ _____ 0

See Report of Independent Registered Public Accounting Firm.

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 9,460,970	$ 9,460,970	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 9,460,970	$ 9,460,970	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	9,460,970	9,460,970	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	(1,048,562)	(1,048,562)	0
NET CAPITAL BEFORE HAIRCUTS	8,412,408	8,412,408	0
HAIRCUTS ON SECURITIES	(1,750,083)	(1,750,083)	0
NET CAPITAL	$ 6,662,325	$ 6,662,325	$ 0

See Report of Independent Registered Public Accounting Firm.

C·J COULTER ₅·JUSTUS, P.C.

Examination Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have examined Home Financial Services, Inc.'s (the Company) statements, included in the accompanying Home Financial Services, Inc.'s Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016; (2) the Company's internal control over compliance was effective as of December 31, 2016; (3) the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2016 and (4) the information used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Home Financial Services, Inc.'s statements referred to above are fairly stated, in all material respects.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 24, 2017

HOME FINANCIAL SERVICES, INC.

P. O. Box 1230

Knoxville, Tennessee 37901-1230

865-541-6868

Home Financial Services, Inc.'s Compliance Report

Home Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(l) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2016;

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year December 31, 2016;

4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3 3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3c-1 and §240.15c3-3(e) was derived from the books and records of the Company.

I, Walt Bower, swear (or affirm) that, to my best knowledge and belief this Compliance Report is true and correct.

By: _____

President, Home Financial Services, Inc.

507 Market Street
Knoxville, Tennessee 37902-2108

a wholly owned subsidiary of
HOME FEDERAL BANK

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

 COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: 865 524-2952
web: cj-pc.com

Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Home Financial Services, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries listed in the check register, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, consisting of the spreadsheet calculating the assessment, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers consisting of the spreadsheet calculating the assessment, supporting the adjustments noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

COULTER & JUSTUS, P.C.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 24, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2158*********************MIXED AADC 220
31049 FINRA DEC
HOME FINANCIAL SERVICES INC
507 MARKET ST
KNOXVILLE TN 37902-2145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Pennye Wilkerson
(865) 541-6862

2. A. General Assessment (item 2e from page 2) $ 2610.

   B. Less payment made with SIPC-6 filed (exclude interest)   (979.   )
      7/29/16
      Date Paid

   C. Less prior overpayment applied   (605.   )

   D. Assessment balance due or (overpayment)   936.

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   ∅

   F. Total assessment balance and interest due (or overpayment carried forward) $ 936.

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐
      Total (must be same as F above) $ 936.⁰⁰

   H. Overpayment carried forward $(∅   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Home Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Pennye Wilkerson
(Authorized Signature)

Dated the 24th day of January, 20 17.

Secretary & asst. V.P.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,043,944.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ 1,043,944.

2e. General Assessment @ .0025 $ 2610.

(to page 1, line 2.A.)

2

HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

**FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION REQUIRED BY THE SECURITIES
AND EXCHANGE COMMISSION**

December 31, 2016

HOME FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

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